1. Name and Address of Reporting Person
   James <F1>, Randy B.
   8111 Lyndale Avenue South
   Bloomington, MN 55420-1196
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Toro Company (TTC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/16/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President & Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               4664           D
Common Stock                                                                               0.001          I           HELD BY
                                                                                                                      MATCHING
                                                                                                                      STOCK TRUSTEE
Common Stock                                                                               4985.338       I           HELD BY ESOP
                                                                                                                      TRUSTEE
Common Stock                                                                               0              I           CUST.ACCT.FOR
                                                                                                                      SON, MICHAEL
Common Stock                                                                               6037.248       I           401(k) PLAN
Common Stock                                                                               11644          I           By trust for
                                                                                                                      spouse
Common Stock                                                                               4000           I           By trust for
                                                                                                                      reporting
                                                                                                                      person
Common Stock Units              04/14/2003            J         9.71        A   $36.0950   5850.702       D
                                                      <F2>
Matching Units                  04/14/2003            J         4.854       A   $36.0950   2925.256       D
                                                      <F2>
Performance Share Units         04/14/2003            J         29.934      A   $36.0950   18037.474      D
                                                      <F2>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $12.469                                                   11/18/2008 Common                      9800    D
Option                                                                           Stock
Stock       $15.813                                                   12/31/2006 Common                      12000   D
Option                                                                           Stock
Stock       $16.813                                                   12/05/2010 Common                      8000    D
Option                                                                           Stock
Stock       $16.906                                                   12/02/2009 Common                      7000    D
Option                                                                           Stock
Stock       $23.625                                                   12/04/2011 Common                      7200    D
Option                                                                           Stock
Stock       $32.275                                                   12/04/2012 Common                      6000    D
Option                                                                           Stock

Explanation of Responses:

<F1>
On April 14, 2003, the common stock of The Toro Company split 2-for-1, and the reporting persons holdings and previously reported stock options reflect the adjustments made as a result of the 2-for-1 stock split.
<F2>
These are additional units credited pursuant to a dividend reinvestment feature of The Toro Company Deferred Compensation Plan for Officers.

SIGNATURE OF REPORTING PERSON
/s/ N. Jeanne Ryan, Attorney-In-Fact

DATE
04/16/2003